GEORGESON
                          & COMPANY INC.


From:  HK Acquisition Company, Inc.          For Release:
IMMEDIATELY

                                   CONTACT:  Information Agent
                                             Georgeson & Company
                                             (800) 223-2064


         HK ACQUISITION COMPANY, INC. EXTENDS TENDER OFFER

San Diego, California, October 24, 1995 -- HK Acquisition Company, Inc. announced today that it had extended its previously announced tender offer for all shares of common stock of Huffman Koos Inc. (NASDAQ/NMS:HUFK). The tender offer had been set to expire at midnight on October 23, 1995. As a result of the extension, the tender offer and withdrawal rights thereunder will now expire at 9:00 a.m., New York City time, on Thursday, October 26, 1995. HK Acquisition Company, Inc. is a corporation formed by Breuner's Home Furnishings, Inc., approximately 90% of the Common Stock of which is owned by Kidd, Kamm Equity Partners, L.P.

HK Acquisition Company, Inc. stated that the Huffman Koos tender offer was being extended pending satisfaction of the Financing
Condition to the tender offer.

HK Acquisition Company, Inc. stated that it had been advised by First Chicago Trust Company of New York, the depositary for the tender offer, that as of midnight on October 23, 1995, an aggregate of 3,888,477 shares of common stock of Huffman Koos Inc. had been tendered and not withdrawn (approximately 99% of the outstanding stock of Huffman Koos Inc.).